Exhibit (f)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of

Oesterreichische Kontrollbank

Aktiengesellschaft

Am Hof 4

1010 Vienna, Austria

We consent to the incorporation by reference into Registration Statement Nos. 333-206800 and 333-226311 on Schedule B of Oesterreichische Kontrollbank Aktiengesellschaft of our report dated March 3, 2021, with respect to the consolidated balance sheet of Oesterreichische Kontrollbank Aktiengesellschaft and its subsidiaries as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes, which report appears in this Annual Report on Form 18-K of Oesterreichische Kontrollbank Aktiengesellschaft.

Vienna, Austria

May 28, 2021

/s/ MAG. WILHELM KOVSCA
Name:	Mag. Wilhelm Kovsca
KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, Austria